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EXHIBIT 99.1(5)(g)

Exchange of Insured Rider
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Exchange of Insured Rider

Benefit - You may exchange the named insured on this policy for a new insured, subject to this rider's terms. Only one exchange can be made under this rider.

Exchange Conditions - Exercise of this exchange will be subject to the following conditions:
- the new insured must submit evidence of insurability satisfactory to us;
- you must make written application for the exchange and return this policy for reissue; and
- you must pay $100 in cash to cover the administrative costs for processing the exchange.

A request for an exchange of insured will be subject to the Guideline Premiums Limitation as defined in the Internal Revenue Code. Such request will not be allowed if the resulting Guideline Premiums could cause an amount in excess of the Net Cash Surrender Value to be distributed from the policy.

We reserve the right to deduct, from your policy, a charge to cover PM's expenses arising from any state or federal taxes generated by the exchange of this policy.

Exchange Date - The exchange date is the first monthly payment date on or after the date the exchange conditions are met and approved by us.

Coverage on New Insured - Coverage on the new insured will become effective on the exchange date. Coverage on the current insured will terminate on the day before the exchange date.

This policy's policy date will not be changed unless the new insured was born after the policy date. In that case, the new policy date will be the policy anniversary on or next following the birthdate of the new insured.

The cost of insurance rates for the new insured will be those applicable for the new insured's Age, risk classification and the policy duration. Riders on the new insured will be added only with our consent and subject to our requirements.

The face amount will not be affected by the exchange. If a different face amount is desired on the new insured, the Increase of Decrease provision of the policy can be exercised.

Suicide Exclusion - If the new insured dies by suicide, while sane or insane, within two years of the exchange date, the death benefit proceeds will be the Net Cash Surrender Value as of the exchange date, plus the sum of the premiums paid since the exchange date, less the sum of any increase in debt, any withdrawal amounts, and any dividends paid in cash by us since the Exchange Date.

Incontestability - Except for failure to pay premiums, this policy cannot be contested after it has been in force during the new insured's lifetime for two years from the exchange date.

Effective Date - This rider is effective on the policy date unless otherwise stated hereon. This rider will terminate:
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- on termination or lapse of this policy.

General Conditions - Any indebtedness or assignment outstanding against this policy sill not be affected by the exchange. This rider is a part of the policy to which it is attached. All terms of this policy which do not conflict with the rider's terms apply to this rider.

Pacific Mutual Life Insurance Company


Thomas C Sutton                           Audrey L. Milfs
Chairman and Chief Executive Officer      Secretary